UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
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FORM 6‑K
 _______________

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
 Securities Exchange Act of 1934
For the month of July, 2018
Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)
LOMA NEGRA CORPORATION
(Translation of Registrant's name into English)
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Cecilia Grierson 355, 3th Floor Zip Code 1107 – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents
Item	Description
1	Loma Negra Relevant Event

City of Buenos Aires, July 23, 2018

Messrs.
Comisión Nacional de Valores (CNV)
S                      /                       D

Ref.: LOMA NEGRA C.I.A.S.A. –Relevant Event

Of our consideration:
Loma Negra C.I.A.S.A. (the "Company") has been served in connection with a potential class action filed on June 21, 2018 by a shareholder against the Company, the members of its board at the time of the Initial Public Offering (as defined later) and certain members of the Company's senior management, Loma Negra Holding GmbH ("LNHG") and the underwriters of the American Depositary Shares ("ADSs") of the Company in the international offer on November 3, 2017 (the "Initial Public Offering") ) before the Supreme Court of the State of New York, County of New York, State of New York, United States of America (the "Lawsuit").
The Lawsuit, filed on behalf of investors that acquired ADSs in the Initial Public Offering, alleges damages derived from the Initial Public Offering as a result of alleged violations to the United States federal securities laws. These allegations are based on a supposed inaccuracy of information provided to the market and to those investors who received the Prospectus at the time of the Initial Public Offering. This information is related to an alleged omission of a slowdown in the Argentine economy at that time and the decision of the Argentine government to cut investments in infrastructure, their respective impact on cement consumption, and the supposed effect that such alleged omissions would have on the price of the ADSs of the Company.
Notwithstanding the detailed legal analysis of the claim that the Company will pursue, the Company categorically rejects the accusations made, which it considers inadmissible and without merit, and will vehemently defend its interests.
Without anything further, we greet you very attentively.
Sincerely,

___________________
Marcos Isabelino Gradin
Chief Financial Officer

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: July 23, 2018	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer